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Bill Lee · 3rd

Yonder Global, PBC

Chief Executive Officer & Co-Founder at Yonder Global, PBC

Santa Monica, California · 500+ connections · **Contact info**

Experience

Yonder Global, PBC
2 yrs 10 mos

Chief Executive Officer & Co-Founder
Full-time
Jul 2020 – Present · 3 mos
Santa Monica, California, United States

Chief Strategy Officer, Advisory & CoFounder
Full-time
Dec 2017 – Present · 2 yrs 10 mos
Santa Monica, California, United States

Yonder helps you discover and book unique overnight stays and activities at farms, ranches, vineyards, and other nature immersive escapes. Each of our carefully chosen locations invites you to connect with nature and the people who steward it.

…see mor

CEO & Board of Directors
The GETTS Foundation
Sep 2016 – Dec 2017 · 1 yr 4 mos
Santa Monica, California

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Oct 2010 – Jan 2016 · 5 yrs 4 mos
Los Angeles, CA



Senior Executive Vice President - Merchandising & Marketing

Blockbuster
Sep 2008 – Oct 2010 · 2 yrs 2 mos
Dallas, Texas

President & Board of Directors

Mosaic Sales Solution
Jan 1998 – Jul 2008 · 10 yrs 7 mos
Dallas, Texas

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Skills & Endorsements

Management · 5

 Endorsed by **2 of Bill's colleagues at Our Alchemy**

Strategic Planning · 3

Kajal CHOUDHURY and 2 connections have given endorsements for this skill

Leadership · 3

Kajal CHOUDHURY and 2 connections have given endorsements for this skill

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Interests

 **Netflix**
5,757,423 followers

 **L.A. Care Health Plan**
15,210 followers





       

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